Exhibit 99.1

Lombard Medical Reports First Half and Third Quarter 2017 Financial Results

OXFORDSHIRE, U.K.--(BUSINESS WIRE)--October 31, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair of abdominal aortic aneurysms (AAA), today reported unaudited year-to-date financial results for the first nine months ended September 30, 2017.

2017 Operational Highlights

  Appointment of Kurt Lemvigh as CEO, April 2017
  Appointment of Richard Peace as Finance Director, May 2017
  Appointment of Jonathan Hornsby as Vice President, Sales & Marketing, August 2017
  Signing of definitive agreements related to its strategic partnership with Shanghai-based MicroPort Scientific Corporation (HK: 0853), a leading global medical device manufacturer. In addition to the $15 million investment into Lombard in December 2016, the agreement includes MicroPort manufacturing certain Lombard product components and exclusive marketing rights for Lombard’s product portfolio for China and Brazil.
  Regulatory approval in Japan for the Company’s new IntelliFlex™ LP delivery system for Aorfix™ and the successful launch in Japan in August 2017.

Kurt Lemvigh, Chief Executive Officer, said, “New products, strategic partnerships and a focus on operational efficiencies are contributing to the successful ongoing restructuring of our business. Our collaboration with MicroPort promises lower production costs in 2018, and is allowing us to focus our marketing resources in the European Union, Japan and the emerging China market. Lombard has an excellent portfolio of endovascular AAA technologies which we plan to exploit in a focused and disciplined manner.”

Business Update

During 2017, Lombard has refocused sales and marketing activities to concentrate on markets that yield the most revenue potential at a reasonable sales cost. The Company sells both Aorfix and Altura® product lines via a direct salesforce in the United Kingdom. In Japan, Lombard’s distribution partner, Medico’s Hirata, is experiencing increased demand for Aorfix following the launch of the new delivery catheter.

Lombard’s collaboration with MicroPort is focused on two key areas - gaining CFDA regulatory approval by late 2018 to allow marketing of the Aorfix endovascular system in China and working with Lombard to achieve a significant reduction in material and labor costs for its product lines. To that end, the parties have several initiatives and cost saving projects well underway. Based on this collaboration, Lombard’s goal is to achieve industry standard gross margins within the next 24 months.

Financial Results for the First Half ended June 30, 2017 and Third Quarter ended September 30, 2017 (unaudited)

For the first six months of 2017, revenue was $2.7 million compared to $6.7 million in the first half of 2016 based on the Company’s exit from the U.S. market. However, revenue increased to $1.8 million in the third quarter ended September 30, 2017, as the Company focused marketing efforts in the U.K. and Japan.

Operating expenses for the first half of 2017 were $8.1 million, representing a year-over-year decrease of $8.0 million from the same period in 2016. The decrease was primarily attributable to changes in the Company’s operating expenses, including the elimination of the U.S. salesforce and non-essential programs in marketing and engineering. As a result of these cost savings, operating expenses were reduced to $2.6 million in the third quarter of 2017 compared to $7.1 million in the same period of 2016.

Gross margins were negatively impacted during the first half of 2017 due to several factors, including the transition of manufacturing activities to the new generation delivery system and minimal absorption of manufacturing overhead, resulting in a negative gross margin of 31%. For the third quarter ended September 30, 2017, gross margin was 6.7%. The Company believes gross margins will return to historical levels in future quarters as revenue increases and cost of goods reductions take hold.

As of September 30, 2017, the Company had cash and cash equivalents of $8.0 million.

Q4 2017 and 2018 guidance

It is currently anticipated that revenue for Q4 2017 will be in the range of $1.9 to $2.1 million with gross margins increasing to between 15 to 19% based on increased absorption of manufacturing overhead. Operating expenses are expected to be approximately $2.6 million.

For 2018, the Company believes that increased demand for Aorfix in Japan and continued adoption of the Altura product line in the UK and other markets in Europe will result in sales growth of over 40%, resulting in revenue of between $10 to $12 million.

The Company anticipates operating expenses of approximately $8 million in 2018, and continued increases in gross margins based on lower manufacturing costs.

In China, Lombard believes MicroPort will gain CFDA regulatory approval for the Aorfix product line in late 2018, and expects the product to enter the market in early 2019.

In the UK, where Lombard has launched Altura via the ALTITUDE registry, the Company believes that the potential of day case surgeries at prestigious UK hospitals sites represents an upside to these projected results.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “guidance”, “project”, “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that are identified as guidance or that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty related to the Company’s continuing cost-cutting measures, the uncertainty of current economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 28, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer